Alcon shareholders approve all proposed resolutions at the 2020 Annual General Meeting

GENEVA, May 6, 2020 – Alcon Inc. (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today announced shareholder approval of all resolutions proposed at its 2020 Annual General Meeting.

Given the global COVID-19 outbreak, Alcon previously directed shareholders to send their voting instructions to the independent representative, Hartmann Dreyer Attorneys-at-Law. Shareholders showed a high level of interest and engagement in the resolutions proposed, with a total of 346,070,177 Alcon Inc. shares, corresponding to 70.76% of the shares entitled to vote, represented.

Shareholders re-elected Mike Ball as Chairman of the Board of Directors, and all members of the Board who stood for re-election, namely Lynn Bleil, Arthur Cummings, David Endicott, Thomas Glanzmann, D. Keith Grossman, Scott Maw, Karen May, Ines Pöschel, Dieter Spälti, for a term of one year. In addition, shareholders re-elected Thomas Glanzmann, Keith Grossman, Karen May and Ines Pöschel to form the Compensation Committee for a term of one year. The Board today designated Karen May as the Chairman of the Compensation Committee with her re-election. Discharge was granted to the members of the Board of Directors and the members of the Executive Committee for the 2019 financial year.

In two separate binding votes, shareholders approved the maximum aggregate amount of compensation of the Board of Directors for the next term of office ending at the 2021 Annual General Meeting, and the Executive Committee for 2021. Shareholders also accepted the 2019 Compensation Report.

Alcon shareholders approved the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2019. Shareholders also approved that, after an allocation of CHF 9’784’000 to the general reserve, the remaining amount of available earnings be carried forward.

PricewaterhouseCoopers SA, Geneva, was re-elected as statutory auditors for the 2020 financial year. Hartmann Dreyer Attorneys-at-Law was re-elected as the independent representative for a term of one year extending until the 2021 Annual General Meeting.

Alcon will announce its first quarter 2020 earnings on May 12 after the close of the US markets, with an investor call scheduled for May 13.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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Investor Relations
Christina Cheng
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

Media Relations
Wes Warnock
+ 41 589 112 111 (Geneva)
+ 1 817 615 2501 (Fort Worth)
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